As filed with the Securities and Exchange Commission on July 30, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vapotherm, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	46-2259298
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Domain Drive

Exeter, NH 03833

(603) 658-0011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph Army

Chief Executive Officer

100 Domain Drive

Exeter, NH 03833

(603) 658-0011

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven A. Wilcox Thomas J. Danielski Ropes & Gray LLP Prudential Tower, 800 Boylston Boston, MA 02199-3600 (617) 951-7000	Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$57,408,000	$6,958

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 30, 2019

PROSPECTUS

2,600,000 Shares

Vapotherm, Inc.

Common Stock

We are offering 2,600,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “VAPO.” The last reported sale of our common stock on the NYSE on July 29, 2019 was $19.20 per share.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company disclosure standards. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 35 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 390,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2019.

Joint Book-Running Managers

BofA Merrill Lynch	William Blair

Lead Manager

Canaccord Genuity

Co-Manager

BTIG

The date of this prospectus is                     , 2019.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

TRADEMARKS

We use “Vapotherm,” “Precision Flow,” “Hi-VNI,” “Take the Work out of Breathing,” “When Oxygen is not enough,” “IntellO2,” and other marks as trademarks in the United States and/or in other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

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MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2018, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and our other filings with the Securities and Exchange Commission (the “SEC”) listed in the section of this prospectus entitled “Incorporation of Certain Information by Reference” and is qualified in its entirety by the more detailed information and consolidated financial statements included or incorporated by reference elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus and the documents incorporated herein by reference, including our consolidated financial statements and the notes thereto incorporated herein by reference and the matters discussed under “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2018, or in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, each incorporated by reference herein, before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and other sections of this prospectus and the documents incorporated herein by reference.

Unless otherwise stated or the context requires otherwise in this prospectus, references to “we,” “our,” “us,” “Vapotherm” and the “Company” and similar terms refer to Vapotherm, Inc. and its consolidated subsidiaries; and references to “Solus” or the “Subsidiary” refer to Solus Medical Limited, our wholly owned subsidiary.

Company Overview

We are a global medical technology company focused on the development and commercialization of our proprietary Hi-VNI Technology products that are used to treat patients of all ages suffering from respiratory distress. Our Hi-VNI Technology delivers noninvasive ventilatory support by providing heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface. Our Precision Flow systems, which use Hi-VNI Technology, are clinically validated alternatives to, and address many limitations of, the current standard of care for the treatment of respiratory distress in a hospital setting. As of June 30, 2019, more than 1.9 million patients have been treated with our Precision Flow systems, and we have a global installed base of over 15,000 capital units.

Respiratory distress is caused by a wide range of serious underlying conditions, including pneumonia, chronic obstructive pulmonary disease, or COPD, asthma and heart failure. Patients with respiratory distress have severe difficulty breathing and are unable to sustain sufficient oxygen levels or remove retained carbon dioxide in their lungs and airways. These patients require immediate respiratory support ranging from supplemental oxygen therapy for mild cases to invasive mechanical ventilators for severe cases.

A compelling body of clinical data supports the efficacy and benefits of Hi-VNI Technology for respiratory distress. The U.S. Food and Drug Administration, or FDA, recently granted our de novo request for an expanded indication for the Precision Flow Hi-VNI system, which incorporates our Hi-VNI Technology. The FDA also created a new classification regulation under which this system is currently the only product listed. The expanded indication identifies this system as a high velocity nasal insufflation device that augments breathing of spontaneously breathing patients suffering from respiratory distress in a hospital setting. We believe this FDA indication validates our clinical differentiation and compelling value proposition, establishing Hi-VNI

Technology as an attractive alternative to the current standard of care for the treatment of respiratory distress, non-invasive positive pressure ventilation, or NIPPV.

We currently offer four versions of our Precision Flow systems: Precision Flow Hi-VNI, Precision Flow Plus, Precision Flow Classic, and Precision Flow Heliox. We sell our Precision Flow systems to hospitals through a direct sales organization in the United States and in the United Kingdom and through distributors in select countries outside of the United States. In addition, we have clinical educators who are experienced users of Hi-VNI Technology and who focus on our medical education efforts to facilitate adoption and increase utilization. We focus on physicians, respiratory therapists and nurses who work in acute hospital settings, including the emergency department, or ED, and adult, pediatric and neonatal intensive care units, or ICUs. Our relationship with these clinicians is particularly important, as it enables our products to follow patients through the care continuum. We have sold our Precision Flow systems to over 1,300 hospitals across the United States, where they have been primarily deployed in the ICU setting.

We generate revenue primarily from sales of our proprietary Precision Flow systems, which includes capital units and single-use disposables. Our revenue grew from $35.6 million for the year ended December 31, 2017 to $42.4 million for the year ended December 31, 2018 and from $21.3 million for the six months ended June 30, 2018 to $24.3 million for the six months ended June 30, 2019. Revenue from single-use disposables represented approximately 67.3% and 67.1% of our total revenue for the years ended December 31, 2017 and 2018, respectively, and 66.6% and 72.2% of our total revenue for the six months ended June 30, 2018 and 2019, respectively. We incurred net losses of $31.0 million and $42.5 million for the years ended December 31, 2017 and 2018, respectively, and $20.1 million and $25.8 million for the six months ended June 30, 2018 and 2019, respectively.

Our Market and Limitations of the Current Standard of Care

The market for the treatment of respiratory distress is large and growing. Based on industry sources, we estimate that there are over 12 million patients who suffer from respiratory distress each year in the United States and select international markets that could benefit from our Hi-VNI Technology. As a result, we believe the annual total addressable global market for our Precision Flow systems exceeds $1.5 billion. We believe that an aging population and growing prevalence of heart failure and COPD will lead to an increase in the size of our addressable market.

Many respiratory distress patients who require ventilatory support are initially treated in the ED with the goal of quickly stabilizing these patients with a non-invasive ventilation therapy so that their underlying condition can be treated. Patients who cannot be adequately stabilized are often transferred to the ICU, a high cost and capacity-constrained setting in the hospital. An independent third-party study published in the June 2005 issue of Critical Care Medicine determined that the average cost for a typical three day stay in the ICU in the United States was $13,347. This cost increased by an average of 47% to $19,558 when the patient required mechanical ventilation.

There are several treatment options for patients with respiratory distress depending on severity. Low acuity patients who require oxygenation may be treated with a simple oxygen cannula, a non-rebreather mask or a conventional humidified high flow oxygen device. However, to our knowledge, none of these devices have clinical evidence demonstrating that they provide adequate ventilatory support for patients with higher acuity respiratory distress who have elevated carbon dioxide levels.

The traditional standard of care for patients in respiratory distress who require ventilatory support is NIPPV. NIPPV uses pressure to drive gas in and out of a patient’s lungs. It is typically administered through the fitting of an airtight mask over the patient’s nose and mouth and tightening a strap around the patient’s head to secure the mask in place. NIPPV delivered through a mask is associated with increased patient discomfort and anxiety and can cause facial skin ulceration and trauma to the lungs. The mask complicates the care required to support a patient because they cannot talk, eat, drink or take oral medications while wearing the tight-fitting mask. Patients treated with NIPPV are often transferred to the ICU because NIPPV typically requires frequent patient monitoring to ensure patient compliance and safety.

Clinical evidence published in the November 2007 issue of Respiratory Care shows that approximately 30% of patients are intolerant of NIPPV masks. Such intolerance is caused by a variety of reasons including: discomfort, claustrophobia, and the inability of patients to time their breaths to be in sync with the bursts of air provided by the device. Patients who cannot tolerate NIPPV are often sedated and potentially intubated in preparation for mechanical ventilation. Intubation involves the insertion of a plastic tube into the trachea to maintain an open airway. Mechanical ventilation is a complex, invasive procedure that is associated with increased costs of care, lengths of stay, incidence of infections, ventilator dependence and mortality.

Our Solution

In contrast to NIPPV, our Hi-VNI Technology delivers heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface to help reduce the work of breathing. Our Precision Flow systems, which use Hi-VNI Technology, are clinically validated alternatives to NIPPV and can treat nearly all patients in respiratory distress who would not otherwise require mechanical ventilation, regardless of whether they are in need of an oxygen-based therapy or NIPPV. There is a subset of patients who will require NIPPV that we might otherwise have been able to treat, but for their absence of a respiratory drive, or the inability to breathe on their own. These patients include drug overdose patients and patients with advanced neuromuscular disease. We believe our Precision Flow systems provide the following primary benefits for the patient, the clinician and the hospital:

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Meaningful improvement in patient comfort and compliance. In a Company-sponsored, randomized clinical trial, physicians reported a higher median score for Hi-VNI Technology than NIPPV for patient comfort, ease of use, clinical response and need for monitoring, which we believe is due to properly conditioned medical gases being delivered through a small-bore nasal interface that does not completely cover the patient’s nose and mouth. While using our products, patients can eat and drink, talk with their caregivers and loved ones, take oral medications and may remain ambulatory. For parents with infants in the neonatal intensive care unit, or NICU, our product allows more direct skin-to-skin contact between the parents and their babies.

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Reduced risk of pressure ventilation-related side effects. In addition to improving overall patient comfort and the ability to communicate, we believe our Precision Flow systems address other negative side effects caused by pressure ventilation and tight-fitting masks. These potential side effects include facial skin pressure ulcers, lung injury, claustrophobia, patient anxiety and risk of vomiting and aspiration.

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Facilitation of patient admissions to lower intensity, lower cost and less capacity-constrained care settings. As we believe our Precision Flow systems are more easily tolerated by patients, the monitoring requirements may be lower, which may increase the likelihood that a patient can be admitted to a general care floor, step-down unit or discharged home from the ED. Patients who are placed on NIPPV in an ED are often admitted to an ICU, which is a high cost and capacity-constrained setting in the hospital.

•	Clinician workflow benefits, including easier administration and reduced patient monitoring. As the patient monitoring requirements may be lower than NIPPV, our Precision Flow systems may improve clinician and hospital workflow. Additionally, unlike conventional humidified high flow oxygen delivery devices, our Precision Flow systems can be connected directly to standard nurse call systems found in most hospitals.

Our Strengths

We believe the continued growth of our Company will be driven by the following strengths:

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Disruptive technology supported by a compelling body of clinical and economic evidence. The efficacy of our products is supported by a significant body of clinical evidence across multiple patient populations suffering from respiratory distress. We have developed the only high velocity nasal insufflation device clinically validated to be as effective as NIPPV while addressing many of its limitations, including through our sponsored 204 patient, multisite randomized controlled trial in the ED, which was published in the July 2018 issue of Annals of Emergency Medicine. In March 2019 the American Journal of Emergency Medicine published a subgroup analysis from this ED study that showed equivalent outcomes between Hi-VNI Technology and NIPPV in the treatment of respiratory distress among patients suffering from acute decompensated heart failure, findings which may be valued by ED physicians who need to make treatment decisions before knowing the patient diagnosis. Furthermore, our Precision Flow systems have the potential for lower patient monitoring requirements and their use in the ED may increase the likelihood that a patient be admitted to a general care floor or step-down unit instead of the higher-cost and capacity-constrained ICU.

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Expanded FDA indications for use. The FDA recently granted our de novo request for an expanded indication for the Precision Flow Hi-VNI system, which incorporates our Hi-VNI Technology. The FDA also created a new classification regulation under which the system is currently the only product listed. The expanded indication identifies the system as a high velocity nasal insufflation device that augments breathing of spontaneously breathing patients suffering from respiratory distress in a hospital setting. We believe this FDA indication validates our clinical differentiation and compelling value proposition, establishing Hi-VNI Technology as an attractive alternative to the traditional standard of care, NIPPV.

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Recurring revenue model with high visibility on our disposables utilization. Our revenue primarily comes from customers making capital investments in our Precision Flow systems and purchasing our single-use disposable patient circuits, or DPCs, and nasal interfaces for individual patient use. Based on our installed base of capital units and corresponding disposables utilization, we have strong visibility into our recurring revenue.

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Dedicated respiratory U.S. and U.K. sales force and experienced international distributors. In the United States, we have a dedicated respiratory sales force that leverages numerous call points within the hospital, including physicians, respiratory therapists and nurses. Our relationship with the clinicians is particularly important, as it enables our products to follow patients through the care continuum. We also have established relationships with senior hospital administrators as well as group purchasing organizations and integrated delivery networks. In addition to our direct presence in the United States, we have a direct sales organization in the United Kingdom, following our February 28, 2019 acquisition of our former distributor, Solus Medical Limited. Finally, we sell our products in select international markets using experienced third-party distributors and directly employ or retain through professional employment organizations individuals who also play an integral role in educating both our distributors and their clinician customers.

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Comprehensive approach to market development with established clinical team and digital marketing initiatives. A key aspect of facilitating adoption and increasing utilization of our products is to ensure that clinicians are educated on the clinical and economic benefits of our Hi-VNI Technology. To that end, a portion of our sales organization is comprised of clinical educators who are experienced users of Hi-VNI Technology and focused on educating customers about our products, assisting them in integrating our products into daily use, expanding adoption of the technology and offering continuing education units to respiratory therapists. Additionally, we use digital marketing including the internet, social media and e-mail channels to educate customers, drive leads and shorten the sales cycle.

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Robust and growing IP patent portfolio. As of June 30, 2019, we held more than 95 issued patents and more than 55 patent applications pending. We have protected our intellectual property rights through our patent portfolio and maintained and executed on deliberate innovation areas designed to sustain its continued growth. In addition to our patents, we believe our trade secrets, including manufacturing know-how, provide additional barriers to competitive entry.

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Experienced senior management team and board members with deep industry experience. Our senior management team consists of seasoned medical device professionals with deep experience successfully leading, managing and commercializing products. Members of our team have worked with well-regarded medical technology companies such as Salient Surgical Technologies, Alere, Aspect Medical, Oridion Systems, Covidien, Haemonetics, Medtronic, Becton Dickinson and Philips Respironics. In addition, certain members of our board have highly relevant industry expertise with leading respiratory device companies.

Our Strategy

Our goal is for our Hi-VNI Technology products to become the standard of care for the treatment of respiratory distress. Our strategy includes:

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Attracting new customers while driving penetration within our existing customer base. Our presence in the acute care market remains underpenetrated, providing a large market opportunity for us to add new customer accounts. Our Precision Flow systems are currently installed in over 1,300 of the approximately 5,500 hospitals in the United States. We also plan to increase sales to our existing customers by further penetrating other hospital departments. In particular, we have a strong focus on expanding into the ED as over 50% of all hospital admissions are initiated through this department. We believe our value proposition for ED clinicians is particularly high given the potential for Precision Flow systems to facilitate patient admissions to the general care floor or step-down unit, bypassing the costly and capacity-constrained ICU setting altogether.

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Continuing to build the preeminent respiratory sales team to facilitate further adoption. We plan to continue to expand our direct sales organization in the United States to help facilitate further adoption among existing hospital accounts as well as broaden awareness of our products to new hospitals. We also intend to strengthen our current sales organization by continuing to recruit, train and retain talented sales representatives and clinical educators that educate physicians, respiratory therapists and nurses regularly. Internationally, we plan to expand our direct sales organization in the United Kingdom and continue adding clinical resources in select additional markets to help our distribution partners educate their customers and increase sales.

•	Increasing awareness of our therapy through social media, digital marketing and medical education programs. Based on our early efforts using digital marketing via targeted social media outreach to respiratory clinicians, we have seen strong clinician engagement and return on our marketing spend. We see an opportunity to facilitate accelerated market awareness and adoption of our product portfolio through digital marketing analytics and targeted campaign programs. We also have a medical education department that develops and delivers physician-to-physician Company-sponsored education events, and we sponsor continuing medical education programs focused on addressing respiratory distress.

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Continuing to drive manufacturing cost efficiencies and leverage our infrastructure to expand margins. Our continuous margin improvement programs include identifying and implementing ongoing direct material optimization and labor cost initiatives. Additionally, we are focusing on supply chain efficiencies and economies of scale through increased production volumes.

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Leveraging our innovation capabilities to expand our Hi-VNI Technology market penetration and opportunity. Maintaining a strong cadence of new product introductions is an integral part of our strategy. For example, we are developing the next generation of Hi-VNI Technology to treat respiratory distress and related conditions in a variety of clinical settings, including areas of traditional hospitals, long-term acute care hospitals and skilled nursing facilities that do not have compressed air sources in their walls. In addition, we believe this next generation product may enable us to expand our presence beyond the acute hospital setting, including the ambulance and the home. We are also developing a module known as the IntellO2 that we believe, if successfully developed and authorized for sale, could help clinicians maintain oxygen levels within a target range by simplifying and automating adjustments to the Precision Flow systems’ delivery of oxygenated breathing gases based on continuously monitoring the patient’s oxygen. We have recently completed a clinical trial on a prototype of this module in preterm infants and, if we obtain CE marking, expect to commence a limited market release in a small number of European markets, including the United Kingdom, by the end of 2019.

Risks Affecting Our Business

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described in “Risk Factors” appearing elsewhere in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2018 before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of the principal risks that we face.

•	We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

•	Our revenue is primarily generated from sales of our Precision Flow systems, and we are therefore highly dependent on them for our success.

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We face intense competition, including from multi-national competitors who have significantly greater resources than us and are more established in the respiratory market, and, if we are unable to compete with such competition, our revenue, market share and financial results could be adversely affected.

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If clinicians are not willing to change current practices to adopt our Precision Flow systems to treat respiratory distress, our Precision Flow systems may fail to gain increased market acceptance, and our business will be adversely affected.

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We have limited experience in directly marketing and selling our products, and if we fail to adequately promote and market our products for any reason, including due to high turnover in our growing sales force in the future, we may not be able to maintain or increase our sales.

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We obtain some of the components and subassemblies included in our Precision Flow systems from single source suppliers, and the partial or complete loss of one or more of these suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

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We currently, and in the future may, manufacture a portion of the components of our products in-house and the inability to produce the components we manufacture in-house could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

•	Our business is subject to seasonal fluctuations, with our first and fourth quarters being our busiest periods.

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Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements or to obtain FDA or other regulatory authorization to market and sell future products could harm our business.

•	If we are unable to secure and maintain patent or other intellectual property protection for our products, we may lose a significant competitive advantage.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	the option to present only two years of audited financial statements and two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of 2023; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common equity held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Corporate Information

We were originally incorporated in Maryland in 1999. In 2012, our current Chief Executive Officer and other current members of our management team joined the Company. Shortly thereafter, we relocated our corporate headquarters from Maryland to New Hampshire, where we rebuilt our manufacturing operation, and then in 2013 we reincorporated in Delaware. Our principal executive offices are located at 100 Domain Drive, Exeter, NH 03833. Our telephone number is (866) 410-9986. Our website address is www.vapotherm.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on the website is not incorporated by reference into this prospectus, and should not be considered part of this prospectus.

The Offering

Common stock offered by us	2,600,000 shares

Common stock to be outstanding after this offering	20,071,588 shares (or 20,461,588 shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock	We have granted the underwriters a 30-day option to purchase up to 390,000 additional shares of our common stock at the public offering price less estimated underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $46.4 million (or approximately $53.4 million if the underwriters exercise their option to purchase additional shares in full), assuming a public offering price of $19.20 per share (the last reported sale price of our common stock on the NYSE on July 29, 2019), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to hire additional sales and marketing personnel and expand marketing programs both in the United States and internationally, to fund product development and research and development activities, and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2018 incorporated by reference herein for a discussion of factors you should carefully consider before investing in our common stock.

NYSE symbol	“VAPO”

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 17,471,588 shares outstanding as of June 30, 2019, which includes 305,220 shares of unvested restricted stock and excludes:

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1,397,432 shares of our common stock issuable upon the exercise of options outstanding to purchase shares of our common stock as of June 30, 2019, at a weighted average exercise price of $10.69 per share;

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937,400 additional shares of our common stock reserved for future issuance under our 2018 Equity Incentive Plan, or 2018 Plan, as of June 30, 2019, as well as shares of our common stock that may be issued pursuant to provisions of our 2018 Plan that automatically increase the common stock reserve under our 2018 Plan;

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182,076 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2019 at a weighted average exercise price of $14.84 per share; and

•

339,121 shares of our common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or ESPP, as of June 30, 2019 as well as shares of our common stock that may be issued pursuant to provisions in our ESPP that automatically increase the common stock reserve under the ESPP.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise of the outstanding options and warrants referred to above; and

•	no exercise by the underwriters of their option to purchase 390,000 additional shares of our common stock from us.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth, for the periods and as of the dates indicated, our summary historical financial data. The statements of operations data for the years ended December 31, 2017 and 2018 have been derived from our audited financial statements incorporated by reference in this prospectus. The statements of operations data for the six months ended June 30, 2018 and 2019 and the balance sheet data as of June 30, 2019 have been derived from our unaudited financial statements incorporated by reference in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in our opinion, contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data.

Our historical results are not necessarily indicative of future operating results, and our operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019 or any other periods or any future year or period. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto incorporated by reference in this prospectus. For more details on how you can obtain the documents incorporated by reference in this prospectus, see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” appearing elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands except shares and per share amounts)	2018	2017	2019	2018
Statement of Operations Data
Net revenue	$42,377	$35,597	$24,285	$21,302
Cost of goods sold	25,605	22,357	13,647	12,962

Gross profit	16,772	13,240	10,638	8,340

Operating expenses
Research and development	8,771	7,569	6,440	4,308
Sales and marketing	33,927	26,221	18,593	16,574
General and administrative	11,186	8,020	9,411	4,985
Loss on disposal of fixed assets	121	301	—	42

Total operating expenses	54,005	42,111	34,444	25,909

Loss from operations	(37,233)	(28,871)	(23,806)	(17,569)
Other (expense) income
Foreign currency gain (loss)	—	4	(9)	(2)
Interest income	118	3	416	13
Interest expense	(3,064)	(2,232)	(2,445)	(1,114)
Loss on extinguishment of debt	(2,842)	—	—	(1,842)
Gain on change in fair value of warrant liabilities	553	91	—	382

Net loss	$(42,468)	$(31,005)	$(25,844)	$(20,132)

Net loss per share basic and diluted	$(14.65)	$(44.82)	$(1.52)	$(24.78)
Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustments	—	—	2	—

Total other comprehensive income (loss)	—	—	2	—
Total comprehensive income (loss)	$(42,468)	$(31,005)	$(25,842)	$(20,132)

Weighted-average number of shares used in calculating net loss per share, basic and diluted(1)	2,905,085	694,548	17,019,002	812,451

	As of June 30, 2019
(Dollars in thousands)	Actual	As Adjusted(3)(4)
Balance Sheet Data
Cash and cash equivalents	$46,055	$92,440
Working capital(2)	54,028	100,413
Total assets	84,174	130,559
Total stockholders’ equity	29,349	75,734

(1)	See Note 2 to our financial statements included by reference for a description of the method used to calculate basic and diluted net loss per share.
(2)	We define working capital as current assets less current liabilities.
(3)

The as adjusted balance sheet data give effect to our issuance and sale of 2,600,000 shares of common stock in this offering at an assumed public offering price of $19.20 per share, which is the last reported sale price of our common stock on the NYSE on July 29, 2019, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

A $1.00 increase (decrease) in the assumed public offering price of $19.20 per share, which is the last reported sale price of our common stock on the NYSE on July 29, 2019, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $2.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2018 and other filings we make with the SEC. We believe the risks described below and incorporated by reference herein are the risks that are material to us as of the date of this prospectus. If any of the following risks or the risks incorporated by reference herein occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Common Stock and this Offering

The price of our common stock may be volatile, and you may be unable to resell your shares at or above this follow on offering price.

If you purchase shares of common stock in this offering you may be unable to sell those shares of common stock at or above the public offering price. The trading price of our common stock has fluctuated, and it is likely to continue to be subject to substantial fluctuations in response to various factors, some of which are beyond our control. Since the shares were sold in our initial public offering in November 2018 at a price of $14.00 per share, the price per share of our common stock has ranged as low as $14.70 and as high as $24.63 through July 29, 2019. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	commercial success and market acceptance of our products;

•	success of our competitors in developing or commercializing products;

•	ability to commercialize or obtain regulatory approvals for our products, or delays in commercializing or obtaining regulatory approvals;

•	strategic transactions undertaken by us;

•	additions or departures of key personnel;

•	product liability claims;

•	prevailing economic conditions;

•	disputes concerning our intellectual property or other proprietary rights;

•	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry;

•	healthcare reform measures in the United States;

•	sales of our common stock by our officers, directors or significant stockholders;

•	future sales or issuances of equity or debt securities by us;

•	international trade disputes;

•	business disruptions caused by earthquakes, fires or other natural disasters; and

•	issuance of new or changed securities analysts’ reports or recommendations regarding us.

In addition, the stock market in general, and the market for companies like ours in particular, have from time to time experienced extreme volatility that has been often unrelated to the operating performance of particular companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance. For these reasons, we believe comparisons of our financial results from various reporting periods are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our as adjusted net tangible book value per share. Based upon an assumed public offering price of $19.20 per share, the last reported sale price of our common stock on the NYSE on July 29, 2019, you will incur immediate and substantial dilution of $15.48 per share, representing the difference between our assumed public offering price and our as adjusted net tangible book value per share. To the extent outstanding stock options or warrants are exercised, new investors may incur further dilution. See “Dilution” for additional information.

A significant portion of our total outstanding shares may be sold into the public market at any time, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Subject to the restrictions set forth in the 90-day lock-up agreements entered into by each of our directors and officers and certain of our stockholders in connection with this offering as described elsewhere in this prospectus under the heading “Underwriting” (which restrictions may be waived, with or without notice, by BofA Securities, Inc. and William Blair & Company, L.L.C.), outstanding shares of our common stock may be freely sold in the public market at any time to the extent permitted by Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act, or to the extent that such shares have already been registered under the Securities Act and are held by non-affiliates of ours. Moreover, holders of a substantial number of shares of our common stock have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also have registered all shares of common stock that we may issue under our equity compensation plans or that are issuable upon exercise of outstanding options. These shares can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

We will have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways which you do not agree with or that may not yield a return.

We currently intend to use the net proceeds from this offering to hire additional sales and marketing personnel and expand marketing programs both in the United States and internationally, to fund product development and research and development activities and for working capital and other general corporate purposes, as described in “Use of Proceeds.” Although we currently intend to use the net proceeds from this offering in such a manner, we will have broad discretion in the application of the net proceeds. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:

•	estimates regarding the annual total addressable market for our Precision Flow systems, future results of operations, financial position, capital requirements and our needs for additional financing;

•	commercial success and market acceptance of our Precision Flow systems and any future products we may seek to commercialize;

•	competitive companies and technologies in our industry;

•	our ability to enhance our Hi-VNI Technology, expand our indications and develop and commercialize additional products;

•	our business model and strategic plans for our products, technologies and business, including our implementation thereof;

•	our ability to accurately forecast customer demand for our products and manage our inventory;

•	our ability to expand, manage and maintain our direct sales and marketing organization, and to market and sell our Hi-VNI Technology in markets outside of the United States;

•	our ability to hire and retain our senior management and other highly qualified personnel;

•	our ability to obtain additional financing in this or future offerings;

•	our ability to commercialize or obtain regulatory approvals for our products, or the effect of delays in commercializing or obtaining regulatory approvals;

•	FDA or other United States or foreign regulatory actions affecting us or the healthcare industry generally, including healthcare reform measures in the United States and international markets;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to establish and maintain intellectual property protection for our Hi-VNI Technology and Precision Flow systems or avoid claims of infringement;

•	the volatility of the trading price of our common stock;

•	our expectations regarding the use of proceeds from this offering; and

•	our expectations about market trends.

The forward-looking statements in this prospectus or incorporated by reference into this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus and the documents incorporated by reference in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock in this offering will be approximately $46.4 million, or approximately $53.4 million if the underwriters exercise their option to purchase 390,000 additional shares in full, based upon an assumed price to the public of $19.20 per share, the last reported sale price of our common stock on the NYSE on July 29, 2019, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed public offering price of $19.20 per share would increase (decrease) the net proceeds to us from this offering by approximately $2.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $1.8 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to hire additional sales and marketing personnel and expand marketing programs both in the United States and internationally, to fund product development and research and development activities and the remainder for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreement governing our credit facilities. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis;

•

on an as adjusted basis, to give effect to our issuance and sale of 2,600,000 shares of common stock in this offering at an assumed public offering price of $19.20 per share, which is the last reported sale price of our common stock on the NYSE on July 29, 2019, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with the financial statements and related notes to those statements, as well as the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and other filings we make with the SEC.

	As of June 30, 2019
(in thousands, except share data)	Actual	As Adjusted(1)
Cash and cash equivalents	$46,055	$92,440

Short-term line of credit	$3,162	$3,162
Long-term loans payable	41,645	41,645
Stockholders’ equity:
Common stock ($0.001 par value; actual: 175,000,000 shares authorized and 17,166,368 shares issued and outstanding; as adjusted: 175,000,000 shares authorized and 19,766,368 shares issued and outstanding)	17	20
Preferred stock ($0.001 par value; 25,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted)	—	—
Additional paid-in capital	269,556	315,938
Accumulated deficit	(240,226)	(240,226)
Accumulated other comprehensive income	2	2

Total stockholders’ equity	29,349	75,734

Total capitalization	$74,156	$120,541

(1)

Each $1.00 increase (decrease) in the assumed price to the public of $19.20 per share, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on an as adjusted basis by approximately $2.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on an as adjusted basis by approximately $1.8 million, assuming that the assumed price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes as of June 30, 2019:

•

1,397,432 shares of our common stock issuable upon the exercise of options outstanding to purchase shares of our common stock as of June 30, 2019, 361,419 of which were then-vested and then-exercisable, at a weighted average exercise price of $1.94 per share;

•	937,400 shares of common stock that remain available for issuance under the 2018 Plan as of June 30, 2019;

•

182,076 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2019 at a weighted average exercise price of $14.84 per share; and

•

339,121 shares of our common stock reserved for future issuance under our ESPP as of June 30, 2019 as well as shares of our common stock that may be issued pursuant to provisions in our ESPP that automatically increase the common stock reserve under the ESPP.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the as adjusted net tangible book value of your shares of common stock. Dilution in as adjusted net tangible book value represents the difference between the assumed price to the public per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the offering.

Net tangible book value (deficit) per share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of outstanding common stock. Outstanding common stock includes 17,166,368 shares of common stock outstanding as of June 30, 2019 plus 305,220 shares of unvested restricted stock which are not included as issued and outstanding for accounting purposes and are not included in our consolidated financial statements. The historical net tangible book value (deficit) of our common stock as of June 30, 2019 was $28.4 million, or $1.62 per share.

After giving effect to our sale of 2,600,000 shares of common stock in this offering at an assumed public offering price of $19.20 per share, which is the last reported sale price of our common stock on the NYSE on July 29, 2019, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2019 would have been approximately $74.7 million, or $3.72 per share. This represents an immediate increase in as adjusted net tangible book value of $2.10 per share to existing stockholders and an immediate dilution of $15.48 per share to investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share		$19.20
Historical net tangible book value per share of common stock as of June 30, 2019	$1.62
Increase in net tangible book value per share of common stock attributable to this offering	2.10

As adjusted net tangible book value per share of common stock after this offering		$3.72

Dilution per share of common stock to new investors participating in this offering		$15.48

Each $1.00 increase (decrease) in the assumed price to the public of $19.20 per share would increase (decrease) the as adjusted net tangible book value by approximately $2.4 million, or approximately $0.12 per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $0.88 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase of 100,000 in the number of shares offered by us would increase the as adjusted net tangible book value by approximately $1.8 million, or $0.07 per share, and the dilution per share to investors participating in this offering would be $15.41 per share, assuming that the assumed price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, a decrease of 100,000 shares in the number of shares offered by us would decrease the as adjusted net tangible book value by approximately $1.8 million, or $0.07 per share, and the dilution per share to investors participating in this offering would be $15.55 per share, assuming that the assumed price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase 390,000 additional shares in full, the as adjusted net tangible book value per share after the offering would be $4.00 per share, the increase in the as adjusted net tangible book value per share to existing stockholders would be $2.37 per share and the dilution to investors participating in this offering would be $15.20 per share.

The following table summarizes, on the as adjusted basis as of June 30, 2019, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	17,471,588	87.0%	$223,389,648	81.7%	$12.79
New investors	2,600,000	13.0%	49,920,000	18.3%	19.20

Total	20,071,588	100%	$273,309,648	100%	$13.62

(1)

The total consideration paid excludes the consideration paid by certain holders of the Company’s Series A preferred stock who invested in the Company prior to a recapitalization of the Company which took place on March 14, 2013. Pursuant to the recapitalization, all shares of the Company’s previously outstanding Series A through Series F preferred stock and common stock were converted into 3,468,196 shares of the Company’s newly created Series A preferred stock and 67,778 shares of the Company’s common stock based on defined conversion rates. The total consideration paid for these shares was approximately $47.1 million.

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to 85.4% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 14.6% of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed public offering price of $19.20 per share would increase (decrease) total consideration paid by new investors by approximately $2.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 100,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $1.8 million, assuming that the assumed price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The outstanding share information in the tables above excludes as of June 30, 2019:

•

1,397,432 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of June 30, 2019, 361,419 of which were then-vested and then-exercisable, at a weighted average exercise price of $1.94 per share;

•	937,400 shares of common stock that remain available for issuance under the 2018 Plan as of June 30, 2019;

•

182,076 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2019 at a weighted average exercise price of $14.84 per share; and

•

339,121 shares of our common stock reserved for future issuance under our ESPP as of June 30, 2019 as well as shares of our common stock that may be issued pursuant to provisions in our ESPP that automatically increase the common stock reserve under the ESPP.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future.

MARKET PRICE OF OUR COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “VAPO.” On July 29, 2019, the closing price for our common stock as reported on the New York Stock Exchange was $19.20 per share. As of July 26, 2019, we had 187 holders of record of our common stock.

PRINCIPAL STOCKHOLDERS

Security Ownership

The following table sets forth certain information with respect to the beneficial ownership of our common stock at June 30, 2019, as adjusted to reflect the sale of common stock offered in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

Percentage ownership of our common stock before this offering is based on 17,471,588 shares of our common stock outstanding as of June 30, 2019. Percentage ownership of our common stock after this offering is based on 20,071,588 shares of our common stock outstanding as of June 30, 2019, after giving effect to our issuance of 2,600,000 shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of June 30, 2019 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 100 Domain Drive, Exeter, NH 03833.

	Common stock beneficially owned before this offering		Percentage of common stock beneficially owned after this offering
			No exercise of option	Full exercise of option
Name of Beneficial Owner	Number	%	%	%
5% or greater stockholder
Vapotherm Investors, LLC(1)	2,294,204	13.1%	11.4%	11.2%
Entities affiliated with SightLine Partners(2)	1,319,105	7.5%	6.6%	6.4%
Entities affiliated with Perceptive(3)	1,306,412	7.4%	6.5%	6.4%
Entities affiliated with Redmile Group, LLC(4)	1,247,026	7.1%	6.2%	6.1%
Gilde Healthcare Partners(5)	1,189,026	6.8%	5.9%	5.8%
3x5 Special Opportunity Fund, L.P.(6)	1,012,642	5.8%	5.0%	4.9%
Morgenthaler Ventures(7)	982,690	5.6%	4.9%	4.8%
Entities affiliated with Questmark Partners(8)	951,283	5.4%	4.7%	4.6%
Adage Capital, L.P.(9)	908,518	5.2%	4.5%	4.4%

Directors and Named Executive Officers:
Joseph Army(10)	625,903	3.6%	3.1%	3.1%
Gregoire Ramade(11)	69,623	*	*	*
David Blouin(12)	45,283	*	*	*
J. Neal Armstrong(13)	57,065	*	*	*
Anthony Arnerich(14)	3,307,832	18.9%	16.4%	16.1%
Marina Hahn(15)	32,774	*	*	*
James Liken	62,694	*	*	*
Geoff Pardo(16)	1,189,026	6.8%	5.9%	5.8%
Craig Reynolds(17)	55,755	*	*	*
Elizabeth Weatherman	70,643	*	*	*
All executive officers and directors as a group (19 persons)	6,045,730	34.0%	29.7%	29.1%

*	Less than one percent.
(1)

Represents 2,294,204 shares held of record by Vapotherm Investors, LLC. 3x5 Partners, LLC is the managing member of Vapotherm Investors, LLC and has voting and dispositive power of the shares held by Vapotherm Investors, LLC. Anthony Arnerich, a member of our board of directors, and Nicholas Walrod are the managing members of 3x5 Partners, LLC and, as a result, may be deemed to share voting and dispositive power over the shares held by Vapotherm Investors, LLC. Each of Messrs. Arnerich and Walrod disclaims beneficial ownership of such holdings except to the extent of their pecuniary interests therein. The mailing address of Vapotherm Investors, LLC is 2540 NE Martin Luther King Jr. Blvd., Portland, OR 97212.

(2)

Consists of (i) 554,128 shares held and 9,168 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II, L.P., or SL II, (ii) 193,319 shares held and 3,198 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II-A, L.P., or SL II-A, (iii) 515,057 shares held and 8,522 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II-B, L.P., or SL II-B, and (iv) 35,713 shares held of record by SightLine Investors, or SLI. SightLine Partners, a Delaware limited liability company, or SLP, serves as the sole general partner of SL II, SL II-A and SL II-B and SLI. Buzz Benson, Joseph Biller and Scott Ward are directors and/or members of SLP and share voting and dispositive power over the shares held by SL II, SL II-A, SL II-B, and SLI; however, they disclaim beneficial ownership of the shares held by SL II, SL II-A, SL II-B and SLI except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o SightLine Partners, 8500 Normandale Lake Blvd., Suite 1070, Bloomington, MN 55437.

(3)

Consists of (i) 1,226,315 shares held of record by Perceptive Life Sciences Master Fund, L.P. and (ii) 80,097 shares that may be acquired pursuant to the exercise of warrants held of record by Perceptive Credit Holdings, L.P. The address for such entities is 51 Astor Place, Floor 10, New York, NY 10003.

(4)

Comprised of 1,247,026 shares owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address of the above person and entities is One Letterman Drive, Building D, Suite D3-300, San Francisco, CA 94129.

(5)

Represents 1,189,026 shares held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A., whose manager is Gilde Healthcare III Management B.V., or Gilde Management. Gilde Management is owned by Gilde Healthcare Holding B.V., or Gilde Holding. Three managing partners, via their personal holding companies Charlofix B.V. (of which Marc Olivier Perret is the owner and manager), Manapouri B.V. (of which Edwin de Graaf is the owner and manager) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager) each own a significant interest in Gilde Holding. Each of Mr. de Graaf, Mr. van der Meer and Mr. Perret share voting and dispositive power of the shares and disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein. The mailing address of Cooperatieve Gilde Healthcare III Sub-Holding U.A. is Newtonlaan 91, 3584 BP Utrecht, The Netherlands.

(6)

Represents 1,012,642 shares held of record by 3x5 Special Opportunity Fund, L.P. 3x5 Special Opportunity Partners, LLC is the general partner of 3x5 Special Opportunity Fund, L.P. and has voting and dispositive power of the shares held by 3x5 Special Opportunity Fund, L.P. Arnerich 3x5 Special Opportunity Managers, LLC, is the member of 3x5 Special Opportunity Partners, LLC. Anthony Arnerich, a member of our board of directors, is a member and manager of Arnerich 3x5 Special Opportunity Managers, LLC and, as a result, may be deemed to have voting and dispositive power over the shares held by 3x5 Special Opportunity Fund, L.P. Mr. Arnerich disclaims beneficial ownership of such holdings except to the extent of his pecuniary interest therein. The mailing address of 3x5 Special Opportunity Fund, L.P. is 101 S. Hanley Road, Ste 1850, St. Louis, MO 63105.

(7)

Represents 982,690 shares held of record by Morgenthaler Venture Partners IX, L.P. Jason Lettmann and Hank Plain are the managing members of Morgenthaler Venture Partners IX, L.P. and, as a result, may be deemed to share voting and dispositive power over the shares held by Morgenthaler Venture Partners IX, L.P. Each of the managing members of Morgenthaler Venture Partners IX, L.P. disclaims beneficial ownership of such holdings except to the extent of their pecuniary interests therein. The mailing address of Morgenthaler Venture Partners IX, LP is 600 Superior Avenue East, Suite 100, Cleveland, OH 44114.

(8)

Consists of (i) 743,218 shares held by QuestMark Partners II, L.P., or QM II, and (ii) 208,065 shares held by QuestMark Partners Side Fund II, L.P., or QM SF. Questmark Partners, a Delaware limited liability company, or QMP, serves as the sole general partner of QM II and QM SF. Benjamin Schapiro and Michael Ward are directors and/or members of QMP and share voting and dispositive power over the shares held by QM II and QM SF; however, they disclaim beneficial ownership of the shares held by QM II and QM SF except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Questmark Partners, 2850 Quarry Lake Drive, Suite 301, Baltimore, MD 21209.

(9)

Represents 908,518 shares held of record by Adage Capital Partners, LP, or ACP. Adage Capital Partners GP, LLC, a Delaware limited liability company, or ACPGP, serves as the general partner of ACP. Adage Capital Advisors, LLC, a Delaware limited liability company, or ACA, serves as managing member of ACPGP and general partner of ACP. Robert Atchinson and Phillip Gross are directors and/or members of AA and share voting and dispositive power over the shares held by ACP, however, they disclaim beneficial ownership of the shares held by ACP except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Adage Capital Advisors, LLC, 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(10)	Includes 131,956 shares of unvested restricted stock as of June 30, 2019 that Mr. Army has the ability to vote.
(11)	Includes options to purchase 58,909 shares of common stock that are exercisable within 60 days of June 30, 2019.
(12)

Includes 20,949 shares of unvested restricted stock as of June 30, 2019 that Mr. Blouin has the ability to vote and options to purchase 12,843 shares of common stock that are exercisable within 60 days of June 30, 2019.

(13)	Includes options to purchase 3,769 shares of common stock that are exercisable within 60 days of June 30, 2019.
(14)

Consists of the 986 shares held by Mr. Arnerich, individually, and shares held by Vapotherm Investors, LLC and 3x5 Special Opportunity Fund, L.P. By virtue of the relationship described in footnotes (1) and (6) above, Mr. Arnerich may be deemed to share beneficial ownership in the shares held by Vapotherm Investors, LLC and 3x5 Special Opportunity Fund, L.P. Mr. Arnerich disclaims beneficial ownership of shares referred to in footnotes (1) and (6).

(15)	Includes options to purchase 14,678 shares of common stock that are exercisable within 60 days of June 30, 2019.
(16)

Consists of the shares described in footnote (5) above. Mr. Pardo, a partner at Gilde Healthcare Partners, may be deemed to share beneficial ownership in the shares held by Gilde Healthcare Partners. Mr. Pardo disclaims beneficial ownership of shares referred to in footnote (5).

(17)	Consists of options to purchase 55,755 shares of common stock that are exercisable within 60 days of June 30, 2019.

DESCRIPTION OF CAPITAL STOCK

Capital Structure

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the full text of our amended and restated certificate of incorporation and amended and restated by-laws. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. We urge you to read these documents before making any decision to purchase shares of our common stock in this offering.

General

Our authorized capital stock consists of 200,000,000 shares, all with a par value of $0.001 per share, of which:

•	175,000,000 shares are designated as common stock; and

•	25,000,000 shares are designated as preferred stock.

Common Stock

As of June 30, 2019, we had outstanding 17,471,588 shares of common stock held of record by 195 stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of June 30, 2019, there were no shares of preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock.

Warrants

As of June 30, 2019, we had the following warrants outstanding:

•

warrants exercisable for an aggregate of 101,979 shares of our common stock at an exercise price of $14.00 per share. These warrants expire at various dates through July 2025 and may be exercised at any time and from time to time, in whole or in part.

•

warrants exercisable for an aggregate of 80,097 shares of common stock at an exercise price of $15.92 per share issued to Perceptive Credit Holdings, L.P. These warrants will expire at various dates through March 2029 and may be exercised at any time and from time to time, in whole or in part.

These warrants have a net exercise provision under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrants after deduction of the aggregate exercise price. These warrants contain provisions for adjustment of the exercise price and number of shares issuable upon the exercise of warrants in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon the closing of this offering, the outstanding warrants will convert into common stock warrants.

Options

As of June 30, 2019, options to purchase 1,397,432 shares of our common stock were outstanding under our 2005 Plan, 2015 Plan, and 2018 Plan of which 361,419 options were vested as of that date.

Registration Rights

The Registration Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (1) the shares of our common stock held or acquired by holders of shares of our convertible preferred stock, (2) the shares of our common stock issued upon the conversion of shares of our convertible preferred stock, (3) the shares of our common stock issued or issuable to Bridge Bank, National Association, or Bridge Bank, upon its exercise of certain warrants issued by us to Bridge Bank, dated as of September 2, 2011 and September 27, 2013, (4) the shares of our common stock issued or issuable to Comerica Bank, or Comerica, upon its exercise of certain warrants issued by us to Comerica, dated as of June 10, 2014, November 19, 2014, and July 28, 2015, (5) the shares of our common stock issued or issuable with respect to the securities described in the foregoing clauses (1), (2), (3) and (4) and in this clause (5) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, and (6) any shares of our common stock, and any shares of our common stock issuable upon the conversion or exercise of any other securities, held by persons holding the securities described in the foregoing clauses (1), (2), (3) and (4). In addition, the shares of our common stock issued or issuable to Perceptive Credit Holdings, L.P. pursuant to that certain warrant issued by us to Perceptive Credit Holdings, L.P., dated April 6, 2018, are also entitled to such registration rights upon exercise of the warrant. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act, when the applicable registration statement is declared effective. Under the Registration Rights Agreement, we will pay all expenses relating to such registrations, including the fees of one special counsel for the participating holders up to a specific cap, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Registration Rights Agreement also includes customary indemnification and procedural terms.

Holders of 11,733,557 shares of our common stock (including shares issued upon the conversion of our convertible preferred stock) are entitled to such registration rights pursuant to the Registration Rights

Agreement. These registration rights will expire on the earlier of (1) the date that is five years after the closing of this offering or (2) with respect to each stockholder following the closing of this offering, at the earlier of such time at which such stockholder (A) can sell all shares of our common stock held by it pursuant to Rule 144(b)(1)(i) of the Securities Act or (B) holds one percent or less of our outstanding common stock and all registrable securities held by such stockholder can be sold in any three month period without registration in compliance with Section 144 of the Securities Act.

Demand Registration Rights

At any time the holders of not less than a majority of the registrable securities then outstanding may, on not more than two occasions, request that we prepare, file and maintain a registration statement on Form S-1 to register all or part of their registrable securities if the aggregate offering price of the registrable securities requested to be registered would exceed $5 million. Once we are eligible to use a registration statement on Form S-3, the stockholders party to the Registration Rights Agreement may, on not more than two occasions in any 12-month period, request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of all or part of their registrable securities, but only if the anticipated offering price of the registrable securities requested to be registered would exceed $1 million.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the Registration Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-takeover Effects of Our Certificate of Incorporation and Our By-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors but which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board. Our certificate of incorporation provides that our board of directors be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors currently has eight members.

Action by written consent; special meetings of stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors. Our certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance notice procedures. Our by-laws have an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting are only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Supermajority approval requirements. The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum. Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions may be brought only in specified courts in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the symbol “VAPO.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case, in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

This discussion does not address the tax treatment of partnerships or other pass-through entities, or persons who hold our common stock through partnerships or other pass-through entities, for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any distributions to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, FATCA, and backup withholding, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and related Treasury regulations and guidance, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Pursuant to recently proposed Treasury Regulations, upon which a taxpayer generally can rely until final Treasury Regulations are issued, withholding under FATCA does not apply to gross proceeds from the sale or other disposition of our common stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

BofA Securities, Inc. and William Blair & Company, L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
William Blair & Company, L.L.C.
Canaccord Genuity LLC
BTIG, LLC

Total	2,600,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $0.5 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 390,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and William Blair & Company, L.L.C. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement or make a confidential submission related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “VAPO.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

This prospectus and any other material in relation to the offering described herein is only being distributed to, and is only directed at persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) persons to whom distributions may otherwise lawfully be made (all such persons together being referred to as “Relevant Persons”) or otherwise in circumstances which do not require publication by the Company of a prospectus pursuant to section 85(1) of the UK Financial Services and Markets Act 2000, or the FSMA. The shares are only available to, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Persons who are not Relevant Persons should not take any action on the basis of this prospectus and should not rely on it.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, are required to file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports, proxy and information statements and other information can be reviewed by accessing the SEC website provided above. This information is also available on the investor relations section of our website, which is located at www.vapotherm.com. Information on, or accessible through, our website is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we have filed with it into our registration statement of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below and any additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date we file this prospectus and prior to the termination of this offering, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus.

We hereby incorporate by reference the following documents and information:

•	our Annual Report on Form 10-K for the year ended December 31, 2018, filed on March 22, 2019;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019, filed on May 10, 2019 and July 29, 2019, respectively;

•	the information in our proxy statement filed on April 24, 2019, to the extent incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2018;

•	our Current Report on Form 8-K filed with the SEC on June 19, 2019; and

•

the description of our common stock contained in our Registration Statement on  Form 8-A, filed with the SEC on November 9, 2018 and any amendment or report filed with the SEC for the purpose of updating such description.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to: Vapotherm, Inc., 100 Domain Drive, Exeter, NH 03833; Attention: Investor Relations. These documents are also available on the Investor Relations section of our website, which is located at http://investors.vapotherm.com, or as described under “Where You Can Find More Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our websites.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

2,600,000 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

William Blair

Canaccord Genuity

BTIG

                , 2019

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee and the FINRA filing fee:

Item	Amount to be paid
SEC registration fee	$6,958
FINRA filing fee	9,111
Printing and engraving expenses	120,000
Legal fees and expenses	300,000
Accounting fees and expenses	45,000
Transfer Agent fees and expenses	5,000
Miscellaneous expenses	53,931

Total	$540,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation includes a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and by-laws provides that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection

II-I

with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and each of our officers. These indemnification agreements provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2016. No underwriters were involved in the sales, and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

Issuances of capital stock

In August 2016, we issued an aggregate of 14,997,439 shares of our Series C convertible preferred stock for aggregate consideration of $14,997,439 to twelve investors. In May 2017 and December 2017, we issued an aggregate of 39,577,835 shares of our Series D convertible preferred stock for aggregate consideration of $45,000,000 to seven investors.

In September 2018, we issued an aggregate of 8,795,074 shares of our Series D-1 convertible preferred stock for aggregate consideration of $10,000,000 to seven investors.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering.

Grants of stock options and restricted stock

Since January 1, 2019, we have granted restricted stock and stock options to purchase an aggregate of 881,288 shares of our common stock at a weighted-average exercise price of $17.44 to employees and directors.

In 2018, we granted restricted stock and stock options to purchase an aggregate of 649,221 shares of our common stock at a weighted-average exercise price of $2.62 to employees, directors and consultants.

In 2017, we granted stock options to purchase an aggregate of 551,844 shares of our common stock at a weighted-average exercise price of $1.68 to employees, directors and consultants.

In 2016, we granted stock options to purchase an aggregate of 450,847 shares of our common stock at a weighted-average exercise price of $1.66 to employees, directors and consultants.

The issuances of the above securities were exempt either pursuant to Rule 701, as transactions pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Tenth Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.1 to the Current Report Form 8-K filed on November 20, 2018 (File No. 001-38740) and incorporated herein by reference)

3.2	Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Current Report Form 8-K filed on November 20, 2018 (File No. 001-38740) and incorporated herein by reference)

4.1	Form of Certificate of Common Stock (previously filed as Exhibit 4.1 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

4.2	Tenth Amended and Restated Registration Rights Agreement dated September 27, 2018, among Vapotherm, Inc. and the Investors party thereto (previously filed as Exhibit 4.2 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

4.3	Form of Warrant to Purchase Series A Preferred Stock, dated March 14, 2012, issued by Vapotherm, Inc. (previously filed as Exhibit 4.4 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

4.4	Form of Warrant to Purchase Series A Preferred Stock, dated July 30, 2012, issued by Vapotherm, Inc. (previously filed as Exhibit 4.5 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

4.5	Warrant to Purchase Series A Preferred Stock, dated September 7, 2012, issued by Vapotherm, Inc. to Vapotherm Investors, LLC (previously filed as Exhibit 4.6 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

4.6	Warrant to Purchase Series A Preferred Stock, dated September 27, 2013, issued by Vapotherm, Inc. to Bridge Bank, National Association (previously filed as Exhibit 4.7 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

4.7	Form of Warrant to Purchase Series B Preferred Stock, issued by Vapotherm, Inc. to Comerica Bank (previously filed as Exhibit 4.8 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

4.8	Warrant to Purchase Series C Preferred Stock, dated July 28, 2015, issued by Vapotherm, Inc. to Comerica Bank (previously filed as Exhibit 4.9 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

4.9	Form of Warrant to Purchase Series D Preferred Stock, issued by Vapotherm, Inc. to Perceptive Credit Holdings II, LP (previously filed as Exhibit 4.10 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

5.1*	Opinion of Ropes & Gray LLP

10.1	Lease, dated September 30, 2016, between Vapotherm, Inc. and Albany Road—100 Domain LLC (previously filed as Exhibit 10.1 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.2	First Amendment to Lease, dated September 11, 2017, between Vapotherm, Inc. and Albany Road—100 Domain LLC (previously filed as Exhibit 10.2 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.3	Second Amendment to Lease, dated June 6, 2018, between Vapotherm, Inc. and 100 Domain Drive EI, LLC (previously filed as Exhibit 10.3 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

Exhibit Number	Description

10.4	Credit Agreement and Guaranty, dated April 6, 2018, among Vapotherm, Inc., certain subsidiaries that may be required to provide guarantees from time to time thereunder, the lenders from time to time party thereto and Perceptive Credit Holdings II, LP (previously filed as Exhibit 10.4 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.5	Amended and Restated Business Financing Agreement dated April 6, 2018, between Vapotherm, Inc. and Western Alliance Bank (previously filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.6†	Vapotherm, Inc. Amended and Restated 2005 Stock Incentive Plan, as amended (previously filed as Exhibit 10.6 to the Registration Statement on Form S-1 on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.7†	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2005 Stock Incentive Plan (previously filed as Exhibit 10.7 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.8†	Vapotherm, Inc. Amended and Restated 2015 Stock Incentive Plan, as amended (previously filed as Exhibit 10.8 to the Registration Statement on Form S-1 on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.9†	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2015 Stock Incentive Plan (previously filed as Exhibit 10.9 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.10†	Amended and Restated Employment Agreement dated October 17, 2018, between Vapotherm, Inc. and Joseph Army (previously filed as Exhibit 10.10 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.11	Form of Indemnification Agreement between Vapotherm, Inc. and its directors and officers (previously filed as Exhibit 10.11 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.12	Third Amendment to Lease, dated July 26, 2018, between Vapotherm, Inc. and 100 Domain Drive EI, LLC (previously filed as Exhibit 10.12 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.13	Amendment No. 1 to Credit Agreement and Guaranty, dated September 27, 2018, between Vapotherm, Inc. and Perceptive Credit Holdings II, LP (previously filed as Exhibit 10.13 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)

10.14†	Indefinite Term Employment Contract by and between Vapotherm, Inc. and Gregoire Ramade, dated March 14, 2016 (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed on July 29, 2019 (File No. 001-38740) and incorporated herein by reference)

10.15†	Letter Agreement by and between Vapotherm, Inc. and David Blouin, dated December 8, 2017 (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed on July 29, 2019 (File No. 001-38740) and incorporated herein by reference)

10.16†	Vapotherm, Inc. 2018 Employee Stock Purchase Plan (previously filed as Exhibit 10.17 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

Exhibit Number	Description

10.17†	Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.18 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

10.18†	Vapotherm, Inc. 2018 Cash Incentive Plan (previously filed as Exhibit 10.19 to the Registration Statement on Form S-1 filed November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

10.19†	Form of Non-Statutory Employee Stock Option Agreement pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.20 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

10.20†	Form of Non-Statutory Non-Employee Director Stock Option Agreement pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.21 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

10.21†	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.22 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

10.22†	Proprietary Rights Agreement dated July 30, 2012, between Vapotherm, Inc. and Joseph Army (previously filed as Exhibit 10.23 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

10.23†	Form of Confidentiality, Non-Compete and Assignment of Inventions Agreement (previously filed as Exhibit 10.25 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

10.24†	Vapotherm, Inc. 2015 Stock Incentive Plan French Qualifying Subplan (previously filed as Exhibit 10.26 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)

10.25†	Vapotherm, Inc. 2018 Equity Incentive Plan French Qualifying Subplan (previously filed as Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 22, 2019 (File No. 001-38740) and incorporated herein by reference)

10.26	Amendment No. 2 to Credit Agreement and Guaranty, dated March 22, 2019 between Vapotherm, Inc. and Perceptive Credit Holdings II, LP (previously filed as Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 22, 2019 (File No. 001-38740) and incorporated herein by reference)

10.27	First Amendment to Amended and Restated Business Finance Agreement, dated March 22, 2019, between Vapotherm, Inc. and Western Alliance Bank (previously filed as Exhibit 10.29 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 22, 2019 (File No. 001-38740) and incorporated herein by reference)

21.1	Subsidiaries of Vapotherm, Inc. (previously filed as Exhibit 21.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 22, 2019 (File No. 001-38740) and incorporated herein by reference)

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Filed herewith
†	Indicates management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Exeter, State of New Hampshire, on July 30, 2019.

VAPOTHERM, INC.

By:	/s/ Joseph Army
Joseph Army President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph Army and John Landry, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Joseph Army Joseph Army	President, Chief Executive Officer and Director (Principal Executive Officer)	July 30, 2019

/s/ John Landry John Landry	Chief Financial Officer (Principal Accounting and Financial Officer)	July 30, 2019

/s/ Neal Armstrong Neal Armstrong	Director	July 30, 2019

/s/ Anthony Arnerich Anthony Arnerich	Director	July 30, 2019

/s/ Marina Hahn Marina Hahn	Director	July 30, 2019

/s/ James Liken James Liken	Director	July 30, 2019

/s/ Geoff Pardo Geoff Pardo	Director	July 30, 2019

/s/ Craig Reynolds Craig Reynolds	Director	July 30, 2019

/s/ Elizabeth Weatherman Elizabeth Weatherman	Director	July 30, 2019